EXHIBIT 99.1

FOR IMMEDIATE RELEASE
Symbol: TSX: CRY & CXY; NASDAQ: CRYP; LSE: CRP

CryptoLogic announces fourth quarter and full year 2010 results

March 22, 2011 (Dublin, IRELAND) – CryptoLogic Limited, a developer of branded online betting games and Internet casino software, announces its financial results for the fourth quarter and full year ended December 31, 2010.

Fourth Quarter Summary:
◆	Additional restructuring, announced in August 2010 following management changes, completed in fourth quarter
◆	Net loss reduced to $0.8 million from $12.7 million in Q2 2010, the last full quarter before additional restructuring measures
◆	Cash burn declined to $1.2 million from $2.3 million in Q2 2010
◆	Recurring quarterly cost base lowered to $6.6 million from $12.9 million in Q2 2010
◆	Total expenses down by 69% to $6.3 million (Q2 2010: $20.2 million)
◆	Operating expenses decreased by 47% to $5.1 million (Q2 2010: $9.5 million)
◆	General and administrative expenses decreased by 59% to $1.1 million (Q2 2010: $2.6 million)
◆	Total revenue amounted to $5.5 million (Q2 2010: $6.7 million)
◆	Signed licensee deal with bwin with two games already live

Full Year Summary:
◆	Total expenses reduced by 39% to $47.5 million (2009: $77.6 million)
◆	Total revenue at $26.0 million (2009: $39.8 million)
◆	Net loss of $20.4 million (2009: $35.5 million)
◆	Cyprus and majority of UK operations consolidated into Malta, while all other locations reduced significantly
◆	Signed several licensing deals for CryptoLogic games with 170 branded games now live (2009: 66)
◆	Launched new gaming package, Instant Click

Outlook:
While the additional restructuring measures taken since August 2010 have significantly reduced the total recurring cost base and cash outflow, improving revenue performance remains a key management priority.  In addition, the Board continues actively to examine strategic options both to strengthen the Company’s operations and deliver shareholder value.

For more information, please contact:
CryptoLogic +353 1 234 0400	Corfin Public Relations +44 207 596 2860
David Gavagan, Chairman and Interim CEO Huw Spiers, CFO	Neil Thapar, Alexis Gore

Overview
CryptoLogic was affected by continuing competitive trading conditions in 2010, contributing to disappointing results for the year. Following senior management changes in August 2010, additional restructuring measures were implemented to reduce the annual cost base and stabilise the business.  The full impact of these actions, as expected, was felt in the fourth quarter with a significant reduction in the Company’s cost base and cash outflow.

Total expenses for the quarter declined by 69% to $6.3 million from $20.2 million in Q2 2010, the last full quarter before the additional restructuring measures following management changes.  Total expenses declined by 36% sequentially (Q3 2010: $9.9 million) and by 39% compared with the previous year.  Cash outflow in Q4 2010 amounted to $1.2 million compared with $5.4 million in Q3 2010, $2.3 million in Q2 2010 and $4.7 million in Q4 2009.

Q4 2010 net loss declined to $0.8 million from $3.7 million in Q3 2010, $12.7 million in Q2 2010 and $24.8 million in Q4 2009.

The Company's workforce was reduced by 47% to 111 in 2010 from 211 in 2009 through a major streamlining of the Company’s offices in all locations and the consolidation in Malta of the Cyprus operations and a majority of the UK operations.  As a result, the recurring cost base has been decreased by 49% to $6.6 million per quarter, when compared with Q2 2010, the last full quarter prior to the recent restructuring.

Operating and Financial Review
Total revenues in Q4 2010 decreased to $5.5 million (Q3 2010: $6.1 million; Q2 2010: $6.7 million), primarily due to a lower contribution from a major licensee.  Full year revenues declined to $26.0 million (2009: $39.8 million) reflecting the lower contribution from a major licensee and the impact of the loss of a key customer in 2009.

Hosted Casino
Revenue from fully hosted virtual casino rooms provided to online gaming brand operators was $4.9 million in Q4 2010 (Q3 2010: $5.6 million; Q2 2010: $5.8 million), reflecting a lower contribution from a major licensee.

Branded Games
Revenues from this segment remained flat at $1.4 million in Q4 2010 (Q3 2010: $1.4 million; Q2 2010 $1.5 million), as new licensees launched CryptoLogic’s branded games at a slower pace than expected.  CryptoLogic continues to work with its licensees to help them increase the frequency of games going live.

14 new branded games went live in the quarter taking the total number of games rolled out by licensees and generating revenues to date to 170 from 156 at the end of Q3.

Poker and Other
Poker and other revenue amounted to $0.4 million (Q3 2010: $0.4 million; Q2 2010: $0.6 million).

Balance Sheet and Cash Flow
Cash and cash equivalents as at December 31, 2010 amounted to $10.6 million (September 30, 2010: $11.8 million; June 30, 2010: $17.2 million).  The decrease in net cash during Q4 2010 of $1.2 million is largely due to the cash impact of operating losses of $0.8 million.  The Company continues to be debt free.

Update on Commercial Agreements
Following receipt of notice of arbitration from a significant supplier of games, the Company served notice of termination of its agreement with the supplier in February 2011, to take effect from March 2011.

Notwithstanding this termination, discussions are ongoing with the aim of reaching a commercially acceptable solution prior to the commencement of significant arbitration proceedings.  In the absence of achieving such a solution, arbitration hearings are likely to proceed later in 2011.

In February 2011, a brand licensor delivered to the Company a notice purporting to terminate the brand license agreement between the two companies, claiming that the Company had breached such agreement.  The Company believes there is no breach that warrants termination of the agreement and, accordingly, considers the agreement remains in force.

About CryptoLogic® (www.cryptologic.com)
Focused on integrity and innovation, CryptoLogic Limited is a leading developer and supplier of Internet gaming software. With more than 300 games, CryptoLogic has one of the most comprehensive casino suites on the Internet, with award-winning games featuring some of the world’s most famous action and entertainment characters. The Company’s licensees include many top Internet gaming brands. CryptoLogic’s leadership in regulatory compliance makes it one of the few companies with gaming software certified to strict standards similar to land-based gaming. The CryptoLogic Group licenses gaming software and services to blue-chip customers that offer their games to non-U.S. based players around the world.

CryptoLogic’s common shares trade on the Toronto Stock Exchange (CRY, CXY), the NASDAQ Global Select Market (CRYP) and the Main Market of the London Stock Exchange (CRP).

CRYPTOLOGIC FORWARD LOOKING STATEMENT DISCLAIMER:
This press release contains forward-looking statements within the meaning of applicable securities laws. Statements in this press release, which are not historical are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The words “believe”, “expect”, “anticipate”, “estimate”, “intend”, “may”, “will”, “would” and similar expressions and the negative of such expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements are based on certain factors and assumptions including expected growth, results of operations, performance, business prospects and opportunities, foreign exchange rates and effective income tax rates. While the Company considers these factors and assumptions to be reasonable based on information currently available, they may prove to be incorrect. Forward-looking statements involve known and unknown risks and uncertainties that may cause actual results, performance or achievements of the Company to differ materially from the anticipated results, performance or achievements expressed or implied by such forward-looking statements. Risks related to forward-looking statements include, without limitation, risks associated with the Company’s financial condition, prospects and opportunities, legal risks associated with Internet gaming and risks of governmental legislation and regulation, risks associated with market acceptance and technological changes, risks associated with dependence on licensees and key licensees, risks relating to international operations and risks associated with competition. Additional risks and uncertainties can be found in the Company’s Form 20-F for the fiscal year ended December 31, 2009 under the heading “Item 3 – Key Information – Risk Factors” and in the Company’s other filings with the US Securities and Exchange Commission and Canadian provincial securities commissions. Given these risks and uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. Forward-looking statements are given only as at the date of this release and the Company disclaims any obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise, except as otherwise required by law.

CRYPTOLOGIC LIMITED
CONSOLIDATED BALANCE SHEETS
(In thousands of U.S. dollars)

	As at December 31, 2010	As at December 31, 2009
ASSETS
Current assets
Cash and cash equivalents	$10,584	$23,447
Security deposits	515	250
Accounts receivable and other	5,046	7,972
Income taxes receivable	730	681
Prepaid expenses	8,942	9,426
	25,817	41,776

User funds held on deposit	6,069	7,929
Future income taxes	864	1,549
Capital assets	4,713	7,774
Intangible assets	95	4,342
	$37,558	$63,370

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable and accrued liabilities	$13,060	$13,156
Income taxes payable	359	2,157
	13,419	15,313

User funds held on deposit	6,069	7,929
Future income taxes	29	384
	19,517	23,626

Minority interest	1,226	2,948

Shareholders' equity
Share capital	34,129	33,916
Stock options	7,826	7,633
Deficit	(25,140)	(4,753)
	16,815	36,796
	$37,558	$63,370

CRYPTOLOGIC LIMITED
CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS
(In thousands of U.S. dollars, except per share data)

	For the three months ended December 31,		For the year ended December 31,
	2010	2009	2010	2009
Revenue	$5,513	$9,930	$25,988	$39,794
Expenses
Operating	5,071	12,563	30,230	39,867
General and administrative	1,091	2,477	7,561	10,181
Reorganization	27	6,184	1,935	7,111
Impairment of capital assets	(295)	2,689	1,763	2,689
Impairment of long–term investments	–	2,337	–	6,298
Impairment of goodwill and intangible assets	–	6,545	3,566	6,545
Finance	16	17	65	83
Amortization	415	1,111	2,372	4,856
	6,325	33,923	47,492	77,630
Loss before undernoted	(812)	(23,993)	(21,504)	(37,836)
Interest income	7	66	80	446
Non-operating income	185	–	185	–
Loss before income taxes and minority interest	(620)	(23,927)	(21,239)	(37,390)
Income taxes (recovery)/charge
Current	(187)	1,229	(27)	664
Future	464	2,202	684	419
	277	3,431	657	1,083
Loss before minority interest	(897)	(27,358)	(21,896)	(38,473)
Minority interest	(57)	(2,539)	1,509)	(2,963)
Loss and comprehensive loss	$(840)	$(24,819)	$(20,387)	$(35,510)
Loss per common share
Basic	$(0.06)	$(1.98)	$(1.58)	$(2.78)
Diluted	$(0.06)	$(1.98)	$(1.58)	$(2.78)

CRYPTOLOGIC LIMITED
CONSOLIDATED STATEMENTS OF (DEFICIT)/RETAINED EARNINGS
(In thousands of U.S. dollars)

	For the year ended December 31,
	2010	2009
(Deficit)/Retained earnings, beginning of period	$(4,753)	$32,032
Loss	(20,387)	(35,510)
Dividends paid, excluding those paid to CEC shareholders	–	(1,275)
Deficit, end of period	$(25,140)	$(4,753)

CRYPTOLOGIC LIMITED
CONSOLIDATED STATEMENTS OF CASHFLOWS
(In thousands of U.S. dollars)

	For the three months ended December 31,		For the year ended December 31,
	2010	2009	2010	2009
Cash flows (used in)/from
Operating activities
Loss	$(840)	$(24,819)	$(20,387)	$(35,510)
Adjustments to reconcile loss to cash provided by/(used in) operating activities
Amortization	415	1,111	2,372	4,856
Unrealized gain on forward contract	(45)	(75)	–	(252)
Impairment of capital assets	(295)	6,709	1,763	6,709
Impairment of long–term investments	–	2,337	–	6,298
Gain on long-term investments	(185)	–	(185)	–
Impairment of goodwill and intangible assets	–	6,545	3,566	6,545
Future income taxes	464	2,166	684	419
Minority interest	(57)	(2,539)	(1,509)	(2,963)
Stock options	32	(1)	193	777
	(511)	(8,566)	(13,503)	(13,121)
Change in operating assets and liabilities
Accounts receivable and other	281	(236)	2,926	(1,766)
Prepaid expenses	279	(458)	484	(2,610)
Accounts payable and accrued liabilities	(629)	1,631	(96)	(2,287)
Income taxes receivable/payable	(374)	2,932	(1,550)	2,011
	(954)	(4,697)	(11,739)	(17,773)
Financing activities
Dividends paid including those paid to CEC shareholders	–	(139)	–	(1,381)
	–	(139)	–	(1,381)
Investing activities
Purchase of capital assets	(443)	89	(1,065)	(445)
(Increase)/decrease in security deposits	7	–	(265)	–
Disposal of capital assets	–	–	21	–
Purchase of long-term investments	–	–	–	(477)
Cash received from long-term investments	185	–	185	–
Decrease in restricted cash	–	–	–	7,175
	(251)	89	(1,124)	6,253
Decrease in cash and cash equivalents	(1,205)	(4,747)	(12,863)	(12,901)
Cash and cash equivalents, beginning of period	11,789	28,194	23,447	36,348
Cash and cash equivalents, end of period	$10,584	$23,447	$10,584	$23,447